Filed Pursuant to Rule 433
Registration Statement No. 333-135024
Free Writing Prospectus
Dated July 13, 2006
4,000,000 Shares
Common Stock
     This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus supplement dated June 30, 2006 (including the base prospectus dated June 14, 2006 and the documents incorporated by reference therein) relating to these securities. Unless specifically stated otherwise, all information in this free writing prospectus assumes the underwriters do not exercise their option to purchase up to 150,000 additional shares from us and an additional 450,000 shares from certain selling stockholders.

Public offering price	$19.25 per share, with an underwriting discount of $0.96 per share

Common stock offered by us	1,000,000 shares

Common stock offered by selling stockholders	3,000,000 shares

Common stock to be outstanding after this offering	17,567,995 shares
The number of shares of our common stock outstanding after this offering is based on shares outstanding of 16,567,995 as of June 30, 2006 and excludes (i) 89,050 shares of unvested restricted common stock issued by us under our 2005 Long-Term Incentive Plan and (ii) 27,000 shares of our common stock issuable upon exercise of outstanding stock options issued by us under our Amended and Restated 2005 Non-Employee Directors Compensation Plan.

Consolidated Balance Sheet Data	The as adjusted consolidated balance sheet data as of March 31, 2006 presented below, based upon a public offering price of $19.25 per share, gives effect to the completion of this offering and application of the net proceeds by us, as described in “Use of Proceeds,” as if each had occurred as of March 31, 2006.

	As of March 31, 2006
	Actual	As Adjusted
Consolidated Balance Sheet Data:	(in thousands)
Cash	$18,133	$35,923
Total assets	110,137	127,927
Total debt	4,715	4,715
Total stockholders’ equity	83,579	101,369

Use of Proceeds	We expect to receive net proceeds of approximately $17.8 million from this offering, based upon the public offering price of $19.25 per share, after deducting underwriting discounts and commissions and our estimated offering expenses. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. We intend to use the net proceeds that we receive from this offering to fund currently contemplated and possible future acquisitions and for other general corporate purposes, which may include the repayment of indebtedness.

Capitalization	The following table sets forth our capitalization as of March 31, 2006, on an actual basis and on an as adjusted basis to reflect: (i) our sale of 1,000,000 shares of common stock in this offering at a public offering price of $19.25 per share, and (ii) our application of the net proceeds of this offering in the manner described in “Use of Proceeds” above, as if each had occurred on March 31, 2006.

	As of March 31, 2006
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$18,133	$35,923

Total debt, including current portion:
Capital lease obligations	$638	$638
Long-term debt	4,077	4,077

Total debt	$4,715	$4,715

Stockholders’ equity:
Common stock: $0.01 par value; 40,000,000 shares authorized, 19,507,887 shares issued; 16,557,828 shares outstanding; 20,507,887 shares issued as adjusted; 17,557,828 shares outstanding as adjusted	166	176
Treasury stock: 2,950,059 units at cost	(2,856)	(2,856)
Additional paid-in capital	58,752	$76,532
Retained earnings	27,517	$27,517

Total stockholders’ equity	83,579	$101,369

Total capitalization	$88,294	$106,084

Selling Stockholders	The following table supplements and amends the information set forth under the caption “Selling Stockholders” in the preliminary prospectus supplement.

	Shares Beneficially Owned Prior			Shares Beneficially			Shares Beneficially Owned After Offering with
	to Offering		Shares to be Sold	Owned After Offering		Shares to be Sold	Over-Allotment
Name and Address of Beneficial Owner(1):	Number	Percent	in Offering	Number	Percent	in Over-Allotment	Number	Percent
Keith G. Myers(2)	3,890,183	23.4%	463,251	3,426,932	19.4%	81,749	3,345,183	18.9%
John L. Indest(3)	564,812	3.4%	233,750	331,062	1.9%	41,250	289,812	1.6%
Daryl J. Doise(4)	59,943	*	29,748	30,195	*	5,252	24,943	*
Earline Bihm(5)	866,889	5.2%	255,000	611,889	3.5%	45,000	566,889	3.2%
James Gravois(6)	1,119,508	6.7%	255,000	864,508	4.9%	45,000	819,508	4.6%
Harold Taylor(7)	1,120,245	6.7%	463,251	656,994	3.7%	81,749	575,245	3.3%
R. Barr Brown(8)	219,723	1.3%	127,500	92,223	*	22,500	69,723	*
David Hebert(9)	380,747	2.3%	297,500	83,247	*	52,500	30,747	*
Denise Romano(10)	335,616	2.0%	85,000	250,616	1.4%	15,000	235,616	1.3%
Chris Thibodeaux(11)	589,624	3.5%	340,000	249,624	1.4%	60,000	189,624	1.1%
The Catalyst Fund, Ltd.(12)	320,660	1.9%	225,000	95,660	*	—	95,660	*
Southwest/Catalyst Capital, Ltd.(12)	320,660	1.9%	225,000	95,660	*	—	95,660	*

*	Less than 1%

(1)	Unless otherwise noted below, the address of each beneficial owner listed in the table above is c/o LHC Group, Inc., 420 West Pinhook Rd., Suite A, Lafayette, LA 70503

(2)	Includes 360,490 shares held by his wife, Ginger Myers, 3,370,002 shares held by K&G Family, LLC, of which Mr. Myers is a Manager, and 9,604 shares of unvested restricted common stock. All shares shown on the table above as being sold by Mr. Myers in the offering, including those shares to be sold upon the exercise of the over-allotment option, are being sold by K&G Family, LLC.

(3)	Includes 462,102 shares held by Duperier Avenue Investors, LLC, of which Mr. Indest is a Manager and 8,731 shares of unvested restricted common stock. Of the 275,000 aggregate shares shown on the table above as being sold by Mr. Indest in the offering, including those shares to be sold upon the exercise of the over-allotment option, 93,979 shares are being sold by Mr. Indest and 181,021 shares are being sold by Duperier Avenue Investors, LLC.

(4)	Includes 6,548 shares of unvested restricted common stock.

(5)	Includes 866,889 shares held by SKE Management, LLC, of which Ms. Bihm is a Manager. All shares shown on the table above as being sold by Ms. Bihm in the offering, including those shares to be sold upon the exercise of the over-allotment option, are being sold by SKE Management, LLC.

(6)	Includes 975,960 shares held by Gravois Investments, LLC, of which Mr. Gravois is a Manager. All shares shown on the table above as being sold by Mr. Gravois in the offering, including those shares to be sold upon the exercise of the over-allotment option, are being sold by Gravois Investments, LLC.

(7)	Includes 490,511 shares held by Silver State Partners, LLC, and 490,511 shares held by Bayou State Partners, LLC, each of which Mr. Taylor is a Manager. Of the 545,000 aggregate shares shown on the table above as being sold by Mr. Taylor in the offering, including those shares to be sold upon the exercise of the over-allotment option, 100,000 shares are being sold by Mr. Taylor, 222,500 shares are being sold by Silver State Partners, LLC, and 222,500 shares are being sold by Bayou State Partners, LLC.

(8)	The address for Mr. Brown is 530 West Pinhook Rd., Lafayette, LA 70503.

(9)	Includes 240,438 shares held by Stamp Properties, LLC, of which Mr. Hebert is a Manager. Of the 350,000 aggregate shares shown on the table above as being sold by Mr. Hebert in the offering, including those shares to be sold upon the exercise of the over-allotment option, 140,309 shares are being sold by Mr. Hebert and 209,691 shares are being sold by Stamp Properties, LLC.

(10)	Includes 321,329 shares held by Bayou State Associates, LLC, of which Ms. Romano is a Manager. All shares shown on the table above as being sold by Ms. Romano in the offering, including those shares to be sold upon the exercise of the over-allotment option, are being sold by Bayou State Associates, LLC.

(11)	Includes 524,741 shares held by Thibodeaux Family Investors, LLC, of which Mr. Thibodeaux is a Manager. All shares shown on the table above as being sold by Mr. Thibodeaux in the offering, including those shares to be sold upon the exercise of the over-allotment option, are being sold by Thibodeaux Family Investors, LLC.

(12)	The address for The Catalyst Fund, Ltd. and Southwest/Catalyst Capital, Ltd. is Two Riverway, Suite 1710, Houston, TX 77056.
The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement (including the documents incorporated by reference therein) and other documents LHC Group has filed with the Securities and Exchange Commission for more complete information about LHC Group and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212.284.2342 or by writing to Jefferies & Company, Inc. at 520 Madison Avenue, 12th Floor, New York, New York, 10022.